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S 20004569

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookwood Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Piedmont Center, Suite 820
(No. and Street)

Atlanta	GA	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Winborne 404-874-7433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
(Name – *if individual, state last, first, middle name*)

629 Market St #100	Chattanooga	Tn	37402
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 25 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Robert Winborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookwood Associates, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Partner/CFO

Title

KAYLA MCDANIEL
My Commission Expires
NOTARY PUBLIC
05-08-2022
COBB COUNTY, GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BrookwoodAssociates

Brookwood Associates, L.L.C.

Financial Statements
with Supplementary Information

December 31, 2019

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.

Brookwood Associates, L.L.C.

Table of Contents
December 31, 2019

elliott davis

Report of Independent Registered Public Accounting Firm

To the Members
Brookwood Associates, L.L.C.
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brookwood Associates, L.L.C. (the "Company") as of December 31, 2019, and the related statements of income and changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule 1 - Computation of Net Capital, Reconciliation of the Computation of Members' Equity to the Unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2019, Reconciliation of the Computation of Net Capital to the Unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2019, and Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Brookwood Associates, L.L.C.'s financial statements. The Supplemental Information is the responsibility of the Brookwood Associates, L.L.C.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital, Reconciliation of the Computation of Members' Equity to the Unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2019, Reconciliation of the Computation of Net Capital to the Unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2019, and Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Elliott Davis, LLC

Chattanooga, Tennessee
February 21, 2020

Brookwood Associates, L.L.C.

Statement of Financial Condition

December 31, 2019

Assets	
Current assets	
Cash and cash equivalents	$1,507,542
Other current assets	36,615
Total current assets	1,544,157
Property, furniture & equipment, net of accumulated depreciation of $269,776	35,897
Right of use assets	496,412
Total assets	$2,076,466
Liabilities and Members' Equity	
Current liabilities	
Accounts payable and accrued liabilities	$516,642
Total current liabilities	516,642
Lease liabilities	530,722
Total liabilities	1,047,364
Members' equity	1,029,102
Total liabilities and members' equity	$2,076,466

1. Organization and Summary of Significant Accounting Policies

Brookwood Associates, L.L.C. (the Company) was organized in 2000 pursuant to the provisions of the Georgia Business Corporation Code, and provides merger and acquisition services and financing services to middle-market companies. The Company operates from offices in Atlanta, Georgia and Charlotte, North Carolina and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash represents withdrawable deposits in both interest and non-interest bearing accounts. From time to time, balances in interest bearing accounts may exceed federally insured limits. Included in cash is $1,059,172 of funds held in money market accounts held in federally insured financial institutions as of December 31, 2019.

Revenue and Expense Recognition

The Company enters into agreements, primarily with corporate clients, to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. The Company recognizes revenue from these agreements ratably over applicable contract periods or as services are performed. Amounts billed and collected before the services are performed are included in deferred revenues when material. Contingent fees related to financing and merger and acquisition transactions are recognized when the transactions are closed. Reimbursements of expenses by clients are included in revenues, and the related expenses are included in operating expense. During 2019, two clients had fees exceeding 10% of total client revenue, which accounted for approximately 32% of client revenue.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue includes advisory fee revenue. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the member. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Property, Furniture, and Equipment

Property, furniture, and equipment are carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method over useful lives of three to seven years.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were issued.

2. Property, Furniture and Equipment

Property, furniture and equipment consist of the following at December 31, 2019:

Furniture and fixtures	$88,335
Computers and office equipment	199,975
Leasehold improvements	17,363
	305,673
Less accumulated depreciation	(269,776)
Net property, furniture and equipment	$35,897

Depreciation expense for the year ending December 31, 2019 amounted to $9,878.

3. Employee Benefit Plan

The Company has established an employee retirement plan (Plan) under Section 401(k) of the Internal Revenue Code covering substantially all employees. The Company does not match the contributions made by the employees or make profit-sharing contributions to the Plan.

4. Operating Leases

In February 2016, FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation and disclosure of leasing transactions. The amendments are effective for fiscal years beginning after December 15, 2018.

In February 2019, the Company entered into a new office lease which included three months of free rent. As such, on February 1, 2019, the Company booked an operating lease right of use asset – office lease of $557,910 and a corresponding lease liability of $557,910. These amounts represent the net present value of the required lease payments related to the new office lease, calculated using a discount rate of 7.5%. During 2019, the Company made cash payments of $85,569 and recognized rent expense $119,880 related to the new office lease. At December 31, 2019, the balance of the unamortized operating lease right of use asset – office lease was $475,712 and the remaining operating lease liability – office lease was $510,022. At December 31, 2019, the remaining term of the office lease was 52 months. The non-lease component of the office lease, common area maintenance, is a variable payment and is not included in the measurement of the right of use asset nor the lease liability.

On October 4, 2019, the Company entered into a 60 month operating lease agreement for an office copier machine. Consistent with the new lease standard, on October 4, 2019, the Company booked an operating lease right of use asset – copier lease of $21,599 and a corresponding lease liability of $21,599. These amounts represent the net present value of the required copier lease payments calculated using a discount rate of 7.5%. During 2019, the Company made cash

payments of $1,298 and recognized rent expense $1,298 related to the new copier lease. At December 31, 2019, the balance of the unamortized operating lease right of use asset – copier was $20,700 and the remaining operating lease liability – copier was $20,700. At December 31, 2019, the remaining lease term for the copier was 57 months. The copier lease has no variable nor non-lease components.

Neither lease agreement includes the option to extend or renew the lease term. The Company has not entered into any short term leases.

The remaining undiscounted cash flows under these leases are as follows

Office lease	$601,014
Copier lease	24,670
Total	$625,684

5. Changes in Members' Equity by Class

On March 31, 2018, the Company amended its operating agreement and issued Class C stock to one of the managing directors. On November 9, 2018, the Company again amended its operating agreement and issued Class B stock to one of the managing directors. These amendments allow the managing directors to achieve certain benefits associated with LLC member status. Following the effectiveness of these amendments, the capital structure of the Company consists of 1,000 Class A Units, 100 Class B Units and 100 Class C Units. Following the amendments, the profit sharing agreement is determined according to the same formulas and terms as those in place prior to the amendments.

	Class A	Class B	Class C	Total
Balance 12/31/18	$554,355	$0	$274,013	$828,368
Net Income	289,843	897,701	597,941	1,785,484
Distributions	(284,750)	(650,000)	(650,000)	(1,584,750)
Balance 12/31/19	$559,448	$247,701	$221,954	$1,029,102

6. Other Accounting Pronouncements

Other accounting standards that have been issued or proposed by FASB or other standard-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.